Blip Technologies, Inc.



ANNUAL REPORT

31293 Via Colinas

Westlake Village, CA 91362

(833) 227-2547

https://www.carblip.com/

This Annual Report is dated April 25, 2024.

BUSINESS

Blip Technologies, Inc. dba CarBlip ("CarBlip" or the "Company") is a car-buying service that allows customers to get their new car without going to a dealership. Whether they're looking to buy or lease, our customers receive personalized service from start to finish, with their new car delivered to their door.

We believe CarBlip has created an evolution in the auto industry by eliminating dealership frustrations through our concierge service. We're redefining the purchase journey by fostering relationships beyond transactions and ensuring every interaction is infused with clarity and connection. CarBlip transforms the traditional process, saving buyers priceless time by providing a personal concierge to find the car that fits their lifestyle and budget. Plus, the car can be delivered anywhere in the U.S.

CarBlip is a licensed dealer/broker in California and Arizona. CarBlip works with hundreds of new car-franchised dealerships to source cars for their customers, and CarBlip receives a broker fee from the franchised dealer.

The Company has spent years developing a platform that handles most aspects of a new car deal and provides its customers and sales team with digital tools to make the process much simpler and easier to track. The company owns the IP. CarBlip also has an iOS and web app to simplify the buying experience for customers.

CarBlip was incorporated on May 17, 2017, as a Delaware Corporation.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,917,002.37

Number of Securities Sold: 2,137,364

Use of proceeds: Technology, Growth Marketing, Operations

Date: January 10, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $12,772,129 compared to $9,978,378 in fiscal year 2023. The company's revenue decreased in 2023 due to a softer wholesale market and higher interest rates for new car buyers.

Cost of sales

Cost of Sales for fiscal year 2022 was $11,481,704 compared to $8,864,303 in fiscal year 2023. The company's cost of sales slightly increased as a percentage of revenue in 2023.

Gross margins

Gross margins for fiscal year 2022 were $1,290,425 compared to $1,114,074 in fiscal year 2023. The company's gross margins were reduced in 2023 due to the slightly increased cost of sales.

Expenses

Expenses for fiscal year 2022 were $2,152,732 compared to $2,096,558 in fiscal year 2023. Expenses slightly increased in 2023 as it continued to develop its concierge program and technology.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because our sales team continues to grow and generate more sales. Past cash was primarily generated through new car sales, wholesale sales, vehicle add-ons, and equity investments. We aim to continue growing our concierge program and adding more salespeople to the team, adding to our concierge sales. The company will also continue to work to raise capital to support its growth.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $26,917.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $476,960.69

Interest Rate: 3.75%

Maturity Date: February 19, 2051

Creditor: Westlake Financial

Amount Owed: $264,617.68

Interest Rate: 13.25%

Creditor: Peggy Jones

Amount Owed: $100,000.00

Interest Rate: 7.5%

Maturity Date: June 30, 2021

Creditor: Wayne Blasman

Amount Owed: $100,000.00

Interest Rate: 9.0%

Maturity Date: December 19, 2021

Creditor: Madeline Johnson

Amount Owed: $200,000.00

Interest Rate: 9.0%

Maturity Date: September 18, 2022

Creditor: Brian Johnson

Amount Owed: $200,000.00

Interest Rate: 9.5%

Maturity Date: October 25, 2023

Creditor: Stephen Rosenblueth

Amount Owed: $30,000.00

Interest Rate: 0.0%

Maturity Date: October 02, 2023

Creditor: Gary Abrams Living Trust

Amount Owed: $102,620.00

Interest Rate: 24.0%

Maturity Date: December 31, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brian Johnson

Brian Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, and Director

Dates of Service: May, 2017 - Present

Responsibilities: Brian oversees the company, and provides marketing and fundraising strategies.

Name: Michael Jones

Michael Jones's current primary role is with Science. Michael Jones currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2023 - Present

Responsibilities: Michael is a member of the Board of Directors.

Other business experience in the past three years:

Employer: Science

Title: CEO

Dates of Service: October, 2011 - Present

Responsibilities: CEO

Other business experience in the past three years:

Employer: Liquid Death Mountain Water

Title: Board Member

Dates of Service: February, 2019 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: Scopely

Title: Advisor

Dates of Service: August, 2011 - Present

Responsibilities: Advisor

Other business experience in the past three years:

Employer: Mammoth Media

Title: Board Member

Dates of Service: August, 2016 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Protego Trust

Title: Board Member

Dates of Service: January, 2016 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Play VS

Title: Investor

Dates of Service: June, 2017 - Present

Responsibilities: Investor

Other business experience in the past three years:

Employer: pray.com

Title: Board Member

Dates of Service: June, 2017 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: SpringRole, Inc.

Title: Board Member

Dates of Service: January, 2016 - Present

Responsibilities: Board Member

Name: Chang Lee

Chang Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Head of Product and Technology, and Director

Dates of Service: September, 2017 - Present

Responsibilities: Chang is a Co-Founder, Head of Product and Technology, and Director. Chang manages the overall product strategy and the product and engineering teams. Chang currently receives an annual salary of $120,000 and presently holds 461,100 shares of Common Stock.

Other business experience in the past three years:

Employer: Click2Drive

Title: Technology & Business Advisor

Dates of Service: October, 2023 - January, 2024

Responsibilities: Chang was a technology and business adviser for the owner.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Eric Brooks (1,870,000 shares of Common Stock); JHAE Brooks Family Trust (2,330,496 shares of Common Stock); Brooks Family Trust (100,000 shares of Series Pre-A-1 Preferred Stock)

Amount and nature of Beneficial ownership: 4,200,496

Percent of class: 21.5

Title of class: Series Pre-A-1 Preferred Stock

Stockholder Name: Eric Brooks (1,870,000 shares of Common Stock); JHAE Brooks Family Trust (2,330,496 shares of Common Stock); Brooks Family Trust (100,000 shares of Series Pre-A-1 Preferred Stock)

Amount and nature of Beneficial ownership: 100,000

Percent of class: 21.5

RELATED PARTY TRANSACTIONS

Name of Entity: Eric Brooks

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On December 31, 2021, the Company received a promissory note amounting to $306,749 from Eric Brooks. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note was $348,373 and $306,749, respectively, and the entire amount is classified under amount due from related parties within current asset.

Material Terms: The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026.

Name of Entity: Brian Johnson

Relationship to Company: Officer

Nature / amount of interest in the transaction: On December 31, 2021, the company received a promissory note amounting to $24,273 from Brian Johnson. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $29,273 and $24,273, respectively, and the entire amount is classified under due from related parties.

Material Terms: The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026.

Name of Entity: WVAS, LLC

Names of 20% owners: Eric Brooks, Brian Johnson, Wayne Blasman

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The company currently holds loan receivables totaling $31,375 from WVAS, LLC, without the existence of a formalized agreement. WVAS, LLC is an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies, Inc.

Material Terms: As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $7,185 and $31,374, respectively, and the entire amount is classified under due from related parties

Name of Entity: WVAS, LLC

Names of 20% owners: Brian Johnson, Eric Brooks, Wayne Blasman

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On June 25, 2020, the company entered into a lease agreement with WVAS Limited Liability Company, an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies, Inc. The lease expires on April 30, 2026. Base rent is $7,800 per month.

Material Terms: During 2022 and 2021, total rent paid amounted to $124,542 and $110,531, respectively.

OUR SECURITIES

The company has authorized Common Stock, Series Pre-A Preferred Stock, Series Pre-A-1 Preferred Stock, Series Pre-A-2 Preferred Stock, Series Pre-A-3 Preferred Stock, Series Pre-A-4 Preferred Stock, Series Pre-A-5 Preferred Stock, Series Pre-A-6 Preferred Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 988,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 22,587,955 with a total of 12,354,036 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 20,000,530 shares, includes 12,354,036 shares (which includes 11,354,036 shares of Common Stock and 1,000,000 shares of options under the Employee Stock Ownership Plan) and 7,646,494 shares of Preferred Stock. This fully diluted figure excludes 1,587,425 warrants.

Series Pre-A Preferred Stock

The amount of security authorized is 4,139,120 with a total of 2,207,555 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of

Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-1 Preferred Stock

The amount of security authorized is 900,000 with a total of 900,000 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-2 Preferred Stock

The amount of security authorized is 137,985 with a total of 137,985 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and

223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-3 Preferred Stock

The amount of security authorized is 157,678 with a total of 157,678 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-4 Preferred Stock

The amount of security authorized is 773,644 with a total of 386,818 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-5 Preferred Stock

The amount of security authorized is 1,719,158 with a total of 1,719,094 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Series Pre-A-6 Preferred Stock

The amount of security authorized is 2,229,953 with a total of 2,137,364 outstanding.

Voting Rights

Voting Rights. (a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward). (b) Voting for the Election of Directors. The holders of outstanding Preferred Stock (voting together as a single class on an as-converted basis) shall be entitled to elect one director of this corporation at any election of directors (the "Series Pre-A Director"). The holders of outstanding Common Stock (voting exclusively and as a separate class) shall be entitled to elect four (4) directors of this corporation at any election of directors (or such lesser number of directors as may, from time to time, following the election of the Series Pre-A Director, constitute the total number of other directors of this corporation). The holders of outstanding Preferred Stock and Common Stock (voting together as a single class on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

Material Rights

Dividend Rights. Dividends may not be paid to common stock holders unless also paid proportionally to preferred stockholders on an as-converted-to-common stock basis.

Liquidation Preference. In the event of a liquidation event (as that term is defined in the Company's charter), holders of preferred stock are entitled to receive out of proceeds for distribution an amount equal to their original issue price for their shares of preferred stock, plus any declared but unpaid dividends, prior to and in preference to any payment thereof to holders of common stock. If a holder of preferred stock would receive a greater amount in such distribution than such amount had the holder converted such holder's shares of preferred stock to common stock, then such holder shall be entitled to distribution of such greater amount. After completion of said distribution to holders of preferred stock, remaining proceeds available for distribution (if any) shall be distributed to holders of common stock.

Conversion Right. Each holder of preferred stock has the right to convert each share thereof at the holder's option, and the then-applicable conversion rate (as that term is defined in the company's charter).

Right to Other Distributions. If the company shall declare any other distribution in securities, debt instruments, assets other than cash, options, or rights not otherwise provided for, then holders of preferred stock shall participate in such distribution as though they had converted their shares of preferred stock to common stock on the record date set for determining holders entitled to such distribution.

Rights on Recapitalization. In the event of a recapitalization of the company's common stock (other than a subdivision, combination or merger or sale of assets transaction), an adjustment will be made to ensure that a holder of shares of preferred stock is entitled to convert such shares into the amount and type of new securities or property that such holder would have received if the recapitalization had already taken place at the time of conversion of the preferred stock into common stock.

Protective Provisions. As long as 25% of the originally issued shares of preferred stock remain outstanding, the company may not do any of the following without first obtaining the consent of holders of a majority of such shares: (1) amend, alter or repeal and provision of the company's charter in any way adverse to the holders of preferred stock, (2) redeem, purchase, or otherwise acquire any outstanding shares of the company's capital stock (other than repurchases from service providers pursuant to agreements between them and the company), (3) create or hold capital stock in any subsidiary that is not wholly- owned by the company or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (4) change the authorized number of directors of this corporation above six or below three; or (5) pay or declare any dividend on any shares of capital stock of this corporation prior to the Preferred Stock.

All preferred stock contains the same material rights on a pari passu basis.

Non-Voting Common Stock

The amount of security authorized is 5,330,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Unless expressly required otherwise by the General Corporation Law, no holder of any share of Non-Voting Stock shall be entitled to vote any such share on any matter, nor be entitled to notice of any stockholders' meeting. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The total number of shares outstanding on a fully diluted basis, 20,000,530 shares, includes 12,354,036 shares (which includes 11,354,036 shares of Common Stock and 1,000,000 shares of options under the Employee Stock Ownership

Plan) and 7,636,494 shares of Preferred Stock. This fully diluted figure excludes 1,587,425 warrants.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Non-Voting Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock or other securities. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock , institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Economic downturns Recessions or economic slowdowns can reduce consumer spending power, leading to decreased demand for new and used cars. Unemployment and financial uncertainty make consumers more cautious about making significant purchases. High-interest rates Higher interest rates can increase the cost of financing for both new and used cars, making them less affordable for consumers. This can lead to decreased demand and lower sales. Supply chain disruptions Disruptions in the supply chain, such as those caused by pandemics, natural disasters, can lead to shortages in auto parts (like the semiconductor chip shortage). This can affect the production of new cars, causing delays and increasing prices, which can also impact the used car market as consumers turn to it as an alternative. Resignation of COO and Proactive Legal Risk Management The Company's former Chief Operating Officer (COO) and board member recently resigned from all his positions within the organization. To date, there have been no legal proceedings or threats of legal action initiated by either party against the other. Furthermore, the company is of the firm belief that there are no grounds for any potential legal actions against it. However, it is essential to acknowledge that the possibility of unforeseen legal challenges cannot be entirely dismissed. Should any legal actions be instigated in the future, it may necessitate the company to engage in legal defenses, thereby incurring associated costs. It is in recognition of such contingencies that the company has prudently secured a Directors and Officers (D&O) insurance policy. This policy is designed to provide financial protection against potential legal expenses, thereby safeguarding the company's financial stability and operational integrity. The company remains confident in its current legal standing and has taken appropriate measures to mitigate potential risks. Economic downturns Recessions or economic slowdowns can reduce consumer spending power, leading to decreased demand for new and used cars. Unemployment and financial uncertainty make consumers more cautious about making significant purchases. High interest rates Higher interest rates can increase the cost of financing for both new and used cars, making them less affordable for consumers. This can lead to decreased demand and lower sales. Supply chain disruptions Disruptions in the supply chain, such as those caused by pandemics, natural disasters, can lead to shortages in auto parts (like the semiconductor chip shortage). This can affect the production of new cars, causing delays and increasing prices, which can also impact the used car market as consumers turn to it as an alternative.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Blip Technologies, Inc.

By /s/ *Brian Johnson*

　　　Name: Blip Technologies, Inc.

　　　Title: CEO, President, Director, and Principal Accounting Officer

---

Exhibit A

FINANCIAL STATEMENTS

BLIP TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Blip Technologies, Inc.
Westlake Village, California

We have reviewed the accompanying financial statements of Blip Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2024
Los Angeles, California

BLIP TECHNOLOGIES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	26,917	$	106,092
Acccounts Receivable, net		433,809		1,146,807
Due from Related Parties		395,684		367,397
Prepaids and Other Current Assets		28,167		68,013
Total Current Assets		**884,577**		**1,688,309**
Property and Equipment, net		3,657		5,455
Right-of-Use Asset		195,703		-
Total Assets	$	**1,083,936**	$	**1,693,764**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	355,027	$	350,583
Credit Cards		8,940		6,598
Current Portion of Loans and Notes		561,636		1,042,761
Current Portion of Lease Liability		78,341		-
Other Current Liabilities		545,601		285,067
Total Current Liabilities		**1,549,545**		**1,685,010**
Promissory Notes and Loans		647,945		453,246
Lease Liability		117,362		-
Total Liabilities		**2,314,852**		**2,138,255**
STOCKHOLDERS EQUITY				
Common Stock		1,135		1,135
Series Pre-A-1 Preferred Stock		90		90
Series Pre-A-2 Preferred Stock		14		14
Series Pre-A-3 Preferred Stock		16		16
Series Pre-A-4 Preferred Stock		39		39
Series Pre-A-5 Preferred Stock		172		172
Series Pre-A-6 Preferred Stock		208		187
Series Pre-A Preferred Stock		221		221
Additional Paid in Capital		5,206,145		4,913,980
Retained Earnings/(Accumulated Deficit)		(6,438,954)		(5,360,344)
Total Stockholders' Equity		**(1,230,915)**		**(444,492)**
Total Liabilities and Stockholders' Equity	$	**1,083,936**	$	**1,693,764**

See accompanying notes to financial statements.

BLIP TECHNOLOGIES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	9,978,378	$	12,772,129
Cost of Goods Sold		8,864,303		11,481,704
Gross profit		1,114,074		1,290,425
Operating expenses				
General and Administrative		2,050,062		1,961,723
Sales and Marketing		46,495		191,009
Total operating expenses		2,096,558		2,152,732
Operating Income/(Loss)		(982,483)		(862,307)
Interest Expense		65,357		35,302
Other Loss/(Income)		30,770		(208,286)
Income/(Loss) before provision for income taxes		(1,078,610)		(689,324)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(1,078,610)	$	(689,324)

See accompanying notes to financial statements.

BLIP TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

Series Pre-A-5 Preferred Stock		Series Pre-A-6 Preferred Stock		Series Pre-A Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Shares	Amount	Shares	Amount	Shares	Amount			
1,719,094 $	172	919,841 $	92	2,207,555 $	221	$ 4,308,212	$ (4,671,020)	$ (361,030)
- $	-	947,706 $	95	- $	-	$ 599,903.92		$ 599,999
						$ 5,863.97		$ 5,864
							(689,324)	(689,324)
1,719,094	172	1,867,547	187	2,207,555	221	4,913,980	$ (5,360,344)	$ (444,492)
-	-	211,840	21	-	-	289,979		290,000
						2,186		2,186
							(1,078,610)	(1,078,610)
1,719,094 $	172	2,079,387 $	208	2,207,555 $	221	$ 5,206,145	$ (6,438,954)	$ (1,230,915)

BLIP TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,078,610)	$	(689,324)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		6,369		25,637
Share-based Compensation		2,186		5,864
Amortization of right-of-use assets - operating		48,057		
Changes in operating assets and liabilities:				
Acccounts receivable, net		712,998		372,668
Prepaids and Other Current Assets		39,846		(4,180)
Due from Related Parties		(28,287)		(25,275)
Accounts Payable		4,444		(1,208,608)
Credit Cards		2,342		1,232
Other Current Liabilities		260,534		(70,125)
Operating lease liability		(48,057)		
Net cash provided/(used) by operating activities		**(78,178)**		**(1,592,111)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,571)		(12,348)
Net cash provided/(used) in investing activities		**(4,571)**		**(12,348)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		290,000		599,999
Borrowing on Promissory Notes and Loans		(286,426)		996,006
Net cash provided/(used) by financing activities		**3,574**		**1,596,005**
Change in Cash		(79,175)		(8,454)
Cash—beginning of year		106,092		114,545
Cash—end of year	$	**26,917**	$	**106,092**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	65,357	$	35,302
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Blip Technologies Inc. was incorporated on May 17, 2017, in the state of Delaware. The financial statements of Blip Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Westlake Village, California.

CarBlip is a car-buying service that allows customers to get their new car without going to a dealership. Whether they're looking to buy or lease, our customers receive personalized service from start to finish, with their new car delivered to their door. CarBlip is a licensed dealer/broker in California and Arizona. CarBlip works with hundreds of new car-franchised dealerships to source cars for their customers, and CarBlip receives a broker fee from the franchised dealer. Driving the car buying experience through Trust, Transparency, and Simplicity. Our vision is to be the go-to service for consumers, building relationships beyond the transaction and making every car purchase a journey of confidence, clarity, and connection.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Blip Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the licensed dealer/broker services in California and Arizona.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $46,495 and $191,009, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2024, which is the date the financial statements were issued.

Lease

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate.

The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid Expenses	28,167	34,045
Advances	-	33,968
Total Prepaids and Other Current Assets	$ 28,167	$ 68,013

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Customer deposit	-	45,000
Commissions Payable	24,391	42,721
Payroll payable	162,323	176,831
Interest Payable	27,662	12,525
Customer Deposits	61,979	6,180
Flooring Payoffs - Veh Purchase	264,618	
Tax Payable	2,861	83
Other current liabilities	1,767	1,728
Total Other Current Liabilities	$ 545,601	$ 285,067

4. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 196,374	$ 191,803
Property and Equipment, at Cost	**196,374**	**191,803**
Accumulated depreciation	(192,718)	(186,349)
Property and Equipment, Net	**$ 3,657**	**$ 5,455**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $6,369 and $25,637, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,126,607 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 11,354,036 shares have been issued and are outstanding.

Series Pre-A-1 Preferred Stock

The Company is authorized to issue 900,000 shares of Series Pre-A-1 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 900,000 shares have been issued and are outstanding.

Series Pre-A-2 Preferred Stock

The Company is authorized to issue 137,985 shares of Series Pre-A-2 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 137,985 shares have been issued and are outstanding.

Series Pre-A-3 Preferred Stock

The Company is authorized to issue 157,678 shares of Series Pre-A-3 Preferred Stock with $0.0001 par value. As of December 31, 2023, and December 31, 2022, 157,678 shares have been issued and are outstanding.

Series Pre-A-4 Preferred Stock

The Company is authorized to issue 773,644 shares of Series Pre-A-4 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 386,818 shares have been issued and are outstanding.

Series Pre-A-5 Preferred Stock

The Company is authorized to issue 1,719,158 shares of Series Pre-A-5 Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,719,158 shares have been issued and are outstanding.

Series Pre-A-6 Preferred Stock

The Company is authorized to issue 2,229,953 shares of Series Pre-A-6 Preferred Stock at a par value $0.0001. As of December 31, 2023, and December 31, 2022, 2,079,387 and 1,867,547 shares were issued and outstanding, respectively.

Series Pre-A Preferred Stock

The Company is authorized to issue 4,139,120 shares of Series Pre-A Preferred Stock at a par value $0.0001. As of December 31, 2023, and December 31, 2022, 2,207,555 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	-	$	-	-
Exercisable Options at December 31, 2022	-	$	-	-
Granted	733,950	$	0.14	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	733,950	$	-	9.90
Exercisable Options at December 31, 2023	-	$	-	-

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 were $2,186 and $0, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-			-
Granted	1,587,425	$	0.07	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	1,587,425	$	0.07	-
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	1,587,425	$	0.07	8.21

Warrants expenses for the years ended December 31, 2023 and December 31, 2022 were $0 and $5,864, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 495,000	3.75%	2/10/2021	2/10/2051	$ 18,563	-	$ 29,016	$ 447,945	$ 476,961	$ 18,563		$ 29,016	$ 453,246	$ 505,817
Line of Credit Demand Promissory Note	$ 200,000	2.00%	10/30/2023	12/31/2024	$ 4,105		$ 102,620	$ -	$ 102,620	$ -		$ -	$ -	$ -
Five Promissory Note - Brian Johnson	$ 200,000	9.50%	2023	2023/2024	$ 1,583		$ 200,000		$ 200,000	$ -		$ -	$ -	$ -
Promissory Note -Stephen Rosenblueth	$ 30,000	0.00%	8/2/2023	10/2/2023	$ -	-	$ 30,000	$ -	$ 30,000	$ -		$ -	$ -	$ -
Promissory Note - Westlake Flooring Company	$ 500,000		3/24/2021	3/24/2022	$ -	-		$ -	$ -	$ -		$ 663,745	$ -	$ 663,745
Promissory Notes - Madeline Johnson	$ 150,000	9.00%	12/10/2022	12/10/2023	$ 9,000	-	$ 100,000	$ -	$ 100,000	$ 13,500		$ 150,000	$ -	$ 164,277
Promissory Notes - Madeline Johnson	$ 100,000	9.00%	10/21/2023	11/21/2023	$ 1,751		$ 100,000		$ 100,000					
Promissory Notes - Wayne Blesmen	$ 100,000	9.00%	12/19/2020	12/19/2021	$ 9,000	-		$ 100,000	$ 100,000	$ 9,000		$ 100,000	$ -	$ 127,296
Promissory Notes - Peggy Jones	$ 100,000	7.50%	7/1/2020	at any time	$ 7,500	-		$ 100,000	$ 100,000	$ 9,000		$ 100,000	$ -	$ 127,296
Total					$ 51,501	$ -	$ 561,636	$ 647,945	$ 809,581	$ 50,063	$ -	$ 1,042,761	$ 453,246	$ 1,588,431

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 561,636
2025	64,794
2026	64,794
2027	64,794
2028	64,794
Thereafter	388,767
Total	**$ 1,209,581**

8. LEASES

The Company has an operating leases for business premises, The Company's leases have terms maturing through 2026. Monthly payments is $7,800. Rent expenses are recorded on a straight-line basis over the lease term.
The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

	December 31, 2023
2023	$ 93,605
2024	$ 85,805
2025	$ 39,002
Thereafter	-
Present Value Discount	- 22,710
Total	**$ 195,703**

- 14 -

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (321,857)	$ (284,155)
Valuation Allowance	321,857	284,155
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (560,566)	$ (238,709)
Valuation Allowance	560,566	238,709
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,878,573, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,878,573. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On December 31, 2021, the Company received a promissory note amounting to $306,749 from Eric Brooks. The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note was $348,373 and $306,749, respectively, and the entire amount is classified under amount due from related parties within current asset.

On December 31, 2021, the Company received a promissory note amounting to $24,273 from Brian Johnson. The note carries an annual interest rate of 1.26% and is set to mature on December 31, 2026. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $40,125 and $29,273, respectively, and the entire amount is classified under amount due from related parties within current asset.

The Company currently holds loan receivables totaling $31,375 from WVAS LLC, without the existence of a formalized agreement. WVAS LLC is an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies Inc. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $7,185 and $31,374, respectively, and the entire amount is classified under due from related parties.

On June 25, 2020, the Company entered into a lease agreement with WVAS Limited Liability Company, an entity jointly owned by three partners, two of whom are also stakeholders in Blip Technologies Inc. The lease expires on April 30, 2026. Base rent is $7,800 per month. During 2022 and 2021, total rent paid amounted to $124,542 and $110,531, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 15, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $982,483, an operating cash flow loss of $78,178, and liquid assets in cash of $26,917, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Brian Johnson , Principal Executive Officer of Blip Technologies, Inc., hereby certify that the financial statements of Blip Technologies, Inc. included in this Report are true and complete in all material respects.

Brian Johnson

CEO, President, Director, and Principal Accounting Officer